UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Paylocity Holding Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

70438V 106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70438V 106		Schedule 13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Steven Raymond Beauchamp

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,773,952 shares (1)

	6	Shared Voting Power 145,000 shares (2)

	7	Sole Dispositive Power 2,773,952 shares (1)

	8	Shared Dispositive Power 145,000 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,918,952 shares (1) (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.7% (3)

12	Type of Reporting Person* IN

(1)  Includes 407,405 shares of common stock subject to outstanding options, which are vested or vest within 60 days of December 31, 2015.

(2) Includes 145,000 shares held by the IRIE Family Trust (the “Trust”) for the benefit of the reporting person’s children. The reporting person’s spouse is trustee of the Trust.

(3) Based on 51,360,824 shares of common stock outstanding on December 31, 2015 (including 407,405 shares of common stock subject to outstanding options, which are vested or vest within 60 days of December 31, 2015).

CUSIP No. 70438V 106			Schedule 13G

Item 1.
	(a)	Name of Issuer: Paylocity Holding Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 3850 N. Wilke Road Arlington Heights, IL 60004

Item 2.
	(a)	Name of Person Filing: Steven Raymond Beauchamp
	(b)	Address of Principal Business Office or, if none, Residence: Paylocity Holding Corporation 3850 N. Wilke Road Arlington Heights, IL 60004
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share
	(e)	CUSIP Number: 70438V 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
	(j)	☐	Group, in accordance with § 240.13d-1(b)-1(ii)(J)
Not applicable.

CUSIP No. 70438V 106	Schedule 13G

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,918,952 shares (1) (2)
(b) Percent of class: 5.7% (3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 2,773,952 shares (1)
(ii) Shared power to vote or to direct the vote: 145,000 shares (2)
(iii) Sole power to dispose or to direct the disposition of: 2,773,952 shares (1)
(iv) Shared power to dispose or to direct the disposition of: 145,000 shares (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 70438V 106	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 2015

By:	/s/ Steven Raymond Beauchamp
Steven Raymond Beauchamp